EXHIBIT I

TEEKAY OFFSHORE PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS REPORTS SECOND QUARTER RESULTS

Highlights

▪	Generated $7.6 million in distributable cash flow for the second quarter of 2007
▪	Declared a cash distribution of $7.0 million, or $0.35 per unit, for the second quarter, payable on August 14, 2007
▪	Received offer from Teekay Corporation to acquire one floating storage and offtake unit
▪	As previously announced, acquired Teekay Corporation’s interests in two shuttle tankers in July 2007

Nassau, The Bahamas, August 1, 2007 - Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported net income of $3.7 million for the quarter ended June 30, 2007, compared to net income of $6.8 million for the quarter ended March 31, 2007.  The results for the second and first quarters of 2007 included foreign currency translation losses of $5.8 million and $4.2 million, respectively, primarily related to the revaluation of foreign currency-denominated monetary assets and liabilities.

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period.  This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency translation losses for the three months ended June 30, 2007 and March 31, 2007.

The Partnership owns a 26% interest in Teekay Offshore Operating L.P. (OPCO), which owns and operates the world's largest fleet of shuttle tankers, in addition to floating storage and offtake (FSO) units and double-hull conventional oil tankers.  The Partnership controls OPCO through the ownership of its general partner, and the Partnership’s parent company, Teekay Corporation (Teekay), owns the remaining 74% interest in OPCO.  Since the Partnership controls OPCO through its ownership of its general partner, the Partnership’s financial statements includes the consolidated results of both the Partnership and OPCO.  Initially, the Partnership conducted all operations through OPCO and its subsidiaries.  However, the operations of the Partnership’s recent acquisition of two shuttle tankers and the pending acquisition of one FSO will be conducted through wholly-owned subsidiaries.  In the future, the Partnership intends to conduct additional operations through wholly-owned subsidiaries.

During the three months ended June 30, 2007, the Partnership generated $7.6 million of distributable cash flow(1), compared to $9.0 million for the first quarter of 2007.  The decrease in distributable cash flow is primarily due to seasonal maintenance of offshore oil facilities in the North Sea during the summer months.

Declaration of Cash Distribution

Teekay Offshore GP LLC, the general partner of Teekay Offshore, declared a cash distribution of $0.35 per unit ($1.40 per unit on an annualized basis) for the second quarter of 2007, representing a total cash distribution of $7.0 million.  The cash distribution will be paid on August 14, 2007, to all unitholders of record on August 9, 2007.

Acquisition of Shuttle Tankers and FSO

In July 2007, Teekay Offshore acquired interests in two double-hull shuttle tankers, for a total cost of approximately $160 million, from Teekay.  The Partnership acquired the 2000-built Navion Bergen and Teekay’s 50 percent interest in the 2006-built Navion Gothenburg, together with their respective 13-year, fixed-rate charters to a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.

(1)  Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships.  Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Based on the accretive acquisitions of the Navion Bergen and Navion Gothenburg, management intends to recommend to the Board of Directors to increase the quarterly cash distribution by 10%, from $0.35 per unit to $0.385 per unit, commencing with the third quarter distribution to be paid in November 2007.

In addition, Teekay Offshore has received an offer from Teekay to acquire one FSO unit, the Dampier Spirit, for a total cost of approximately $30 million.  If accepted by Teekay Offshore’s general partner, this vessel is expected to be acquired in the third quarter of 2007, and will operate under a 7-year fixed-rate time-charter to Apache Corporation of Australia, generating approximately $0.06 per unit in distributable cash flow annually.

Future Growth Opportunities

Teekay is obligated to offer Teekay Offshore certain shuttle tankers, FSO units, and Floating Production Storage and Offloading (FPSO) units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length:

Shuttle Tankers

In July 2007, Teekay exercised purchase options for two additional Aframax shuttle tanker newbuildings, which are scheduled to deliver in the second and third quarters of 2011, for a total delivered cost of approximately $245 million.  These vessels are in addition to the two Aframax shuttle tanker newbuildings Teekay ordered in January 2007, which are scheduled to deliver during the third quarter of 2010.  It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.

FPSO Units

Through its 50% owned joint venture with Teekay Petrojarl ASA, Teekay is obligated to offer the Partnership its 50% interest in certain future FPSO projects.

Teekay’s Remaining Interest in OPCO

Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns.  Teekay currently owns 74% of OPCO and Teekay Offshore owns the remaining 26%.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (Please read the “OPCO Fleet” section of this release below and Appendix B for further details):

	Three Months Ended June 30, 2007 (unaudited)				Three Months Ended March 31, 2007 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues	117,398	24,070	10,916	152,384	121,325	29,425	5,467	156,217

Vessel operating expenses	24,885	5,060	3,614	33,559	22,743	6,002	1,474	30,219
Time-charter hire expense	36,473	-	-	36,473	38,115	-	-	38,115
Depreciation & amortization	19,825	5,110	4,098	29,033	20,695	5,585	2,311	28,591

Cash flow from vessel operations*	42,199	17,175	6,625	65,999	47,654	21,400	3,550	72,604

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains.  Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s shuttle tanker segment decreased to $42.2 million during the second quarter of 2007, compared to $47.7 million in the previous quarter, primarily due to a higher level of scheduled drydockings in the second quarter to coincide with expected seasonal maintenance of offshore oil facilities in the North Sea.  Regular maintenance of offshore oil facilities in the North Sea typically occurs during the summer months.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s conventional tanker segment decreased to $17.2 million for the second quarter of 2007, compared to $21.4 million for the previous quarter.  This decrease is primarily due to the inclusion of the results from the Navion Saga for only one month in this segment during the second quarter compared to three months in the prior quarter.  This vessel commenced its three-year FSO time-charter in May 2007, at which time its results were included as part of the FSO segment.  Furthermore, the scheduled drydocking of two conventional tankers during the second quarter of 2007 resulted in a total of 57 days of off-hire.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $6.6 million for the second quarter of 2007, compared to $3.6 million for the previous quarter, primarily due to the inclusion of the Navion Saga as mentioned above.  Overall, the Navion Saga earned a higher charter rate operating as an FSO, and the vessel contributed an additional $1.7 million of cash flow from vessel operations in the second quarter of 2007.

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OPCO Fleet

The following table summarizes OPCO’s fleet, including vessels owned directly by Teekay Offshore, as of July 31, 2007:

	Number of Vessels
	Owned Vessels	Chartered-in Vessels	Total
Shuttle Tanker Segment	26(1)	12	38

Conventional Tanker Segment	9	-	9

FSO Segment	4	-	4
Total	39	12	51

(1)	Includes five shuttle tankers in which OPCO’s ownership interest is 50%, and two shuttle tankers directly owned by Teekay Offshore, of which one is 50% owned.

Liquidity

As of June 30, 2007, the Partnership had total liquidity of $386.6 million, comprising $100.7 million in cash and cash equivalents and $285.9 million in undrawn revolving credit facilities.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake units and nine conventional crude oil Aframax tankers. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers.  Teekay Offshore Partners also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. ET on Friday August 3, 2007, to discuss the Partnership’s results and the outlook for its business activities. The Partnership’s earnings presentation will be available on the Partnership’s web site at www.teekayoffshore.com prior to the call. All unitholders and interested parties are invited to participate in the conference call by dialing (866) 215-0058, or (416) 915-9616, or listen to the live conference call through the web site.  The Partnership plans to make available a recording of the conference call until midnight Friday August 10, 2007 by dialing (866) 245-6755 or (416) 915-1035, access code 456628 or via the Partnership’s web site until September 4, 2007.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605

Web site:  www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (in thousands of U.S. dollars, except unit data)

	Three Months Ended
	June 30, 2007	March 31, 2007
	(unaudited)	(unaudited)

VOYAGE REVENUES	189,189	190,752
OPERATING EXPENSES
Voyage expenses	36,805	34,535
Vessel operating expenses	33,559	30,219
Time-charter hire expense	36,473	38,115
Depreciation and amortization	29,033	28,591
General and administrative	16,248	15,174
	152,118	146,634
Income from vessel operations	37,071	44,118
OTHER ITEMS
Interest expense	(17,553)	(18,509)
Interest income	1,347	1,137
Income tax (expense) recovery	(532)	3,906
Foreign exchange loss	(5,797)	(4,160)
Other – net	2,582	2,719
Net income before non-controlling interest	17,118	29,211
Non-controlling interest	(13,404)	(22,379)
Net income	3,714	6,832
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	9,800,000	9,800,000
Weighted-average number of subordinated units outstanding - Basic and diluted	9,800,000	9,800,000
Weighted-average number of total units outstanding - Basic and diluted	19,600,000	19,600,000

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at	As at
	June 30, 2007	December 31, 2006
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	100,718	113,986
Other current assets	108,115	78,739
Vessels and equipment	1,492,019	1,524,842
Other assets	152,855	130,216
Intangible assets	60,890	66,425
Goodwill	127,113	127,113
Total Assets	2,041,710	2,041,321
LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	48,036	50,353
Current portion of long-term debt	18,980	17,656
Advances from affiliate	-	16,951
Long-term debt	1,262,011	1,285,696
Other long-term liabilities	103,409	103,746
Non-controlling interest	460,603	427,977
Partners’ equity	148,671	138,942
Total Liabilities and Partners’ Equity	2,041,710	2,041,321

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE (in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items.  Maintenance capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets.  Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions.  Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.  The table below reconciles distributable cash flow to net income.

Three Months Ended June 30, 2007
(unaudited)

Net Income	3,714
Add:
Depreciation and amortization	29,033
Non-controlling interest	13,404
Non-cash expenses	147
Foreign exchange loss	5,797
Public partnership expenses	460
Income tax expense	532
Less:
Estimated maintenance capital expenditures	18,480
Distributable Cash Flow before Non-Controlling Interest	34,607
Non-controlling interest’s share of DCF	(26,512)
Public partnership expenses	(460)
Distributable Cash Flow	7,635

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX B - SUPPLEMENTAL INFORMATION (in thousands of U.S. dollars)

	Three Months Ended June 30, 2007
	(unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	117,398	24,070	10,916	152,384
Vessel operating expenses	24,885	5,060	3,614	33,559
Time-charter hire expense	36,473	-	-	36,473
Depreciation and amortization	19,825	5,110	4,098	29,033
General and administrative	13,736	1,835	677	16,248
Income from vessel operations	22,479	12,065	2,527	37,071

	Three Months Ended March 31, 2007
	(unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	121,325	29,425	5,467	156,217
Vessel operating expenses	22,743	6,002	1,474	30,219
Time-charter hire expense	38,115	-	-	38,115
Depreciation and amortization	20,695	5,585	2,311	28,591
General and administrative	12,708	2,023	443	15,174
Income from vessel operations	27,064	15,815	1,239	44,118

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions.  Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.  Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the Partnership’s estimated results from the acquisition of two shuttle tankers in July 2007, and potential acquisition of an FSO, and corresponding increases in cash distributions to unitholders; the offers of shuttle tankers, FSOs and FPSOs and associated contracts from Teekay to Teekay Offshore; the potential for Teekay to offer up to four Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership’s exposure to foreign currency fluctuations, particularly in Norwegian Kroner. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure of Teekay Offshore GP L.L.C. to authorize the proposed increase to the Partnership’s distributions or the acquisition of the Dampier Spirit; changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006.  The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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